EXHIBIT 99.1

Eupraxia Pharmaceuticals to Present at Digestive Disease Week Annual Meeting

VANCOUVER, British Columbia, April 22, 2026 (GLOBE NEWSWIRE) -- Eupraxia Pharmaceuticals Inc. ("Eupraxia" or the "Company") (NASDAQ:EPRX) (TSX:EPRX), a clinical-stage biotechnology company leveraging its proprietary Diffusphere™ technology designed to optimize local, controlled drug delivery for applications with significant unmet need, today announced that the Company will present 4 abstracts at Digestive Disease Week (“DDW”) Annual meeting being held May 2-5, 2026 in Chicago, Illinois. Clinical data will be presented from the ongoing Phase 1b/2 RESOLVE trial of EP-104GI for the treatment of eosinophilic esophagitis (“EoE”).

Oral Presentation:

Lecture Session: EoE: Advances in Management
Date: May 3, 2026
Time: 10:15-10:30 AM CDT
Title: Administration of escalating doses of EP-104GI leads to persistent improvements in histological features of eosinophilic esophagitis over 36 weeks in RESOLVE, a Phase 1b/2 dose escalation and optimization trial.
Presenter: Chris Ma, University of Calgary

Poster Presentations:

Poster Session: Eosinophilic Esophagitis: Treatment
Date: May 5, 2026
Time: 12:30 PM to 1:30 PM CDT

Title: Single administration of EP-104GI in RESOLVE, a Phase 1b/2 trial in eosinophilic esophagitis, improves endoscopic features of inflammation and fibrosis over 36 weeks.
Presenter: Nirmala Gonsalves, Northwestern University

Title: Durability of dysphagia improvements following single administration of EP-104GI in participants with eosinophilic esophagitis during dose escalation in the RESOLVE trial.
Presenter: Arjan Bredenoord, UMC Amsterdam

Title: Determination of dose and injection pattern of EP-104GI through dose escalation in RESOLVE: a Phase 1b/2, multicenter trial to evaluate safety, tolerability, pharmacokinetics and efficacy in adults with EoE.
Presenter: Evan Dellon, University of North Carolina

Materials will be available after the presentations on Eupraxia's website at:

https://eupraxiapharma.com/our-science/clinical-trials-and-publications/default.aspx

Investor event at DDW 2026

The Company will also be hosting a virtual investor event on Monday, May 4 at 7am CT / 8am ET at Digestive Disease Week (DDW). The event will feature key opinion leaders (KOLs) Evan S. Dellon, MD, MPH (University of North Carolina School of Medicine) and Jeffrey D. Mosko, MD, MSc, FRCPC (University of Toronto), who will discuss the definition, prevalence, and treatment of recurrent esophageal strictures.

Company management will also highlight the potential of its lead product candidate EP-104GI for the prevention of esophageal strictures. EP-104GI is a long-acting submucosal corticosteroid formulation to be injected within esophageal tissues, which has the potential to increase patient adherence by requiring fewer interventions while addressing local inflammation.

Register for the event here - https://lifescievents.com/event/w0za2fn/

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. Diffusphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs. The technology is designed to support extended duration of effect and delivery of drugs in a hyper-localized fashion, targeting only the tissues that physicians are wanting to treat. We believe the potential for fewer adverse events may be achieved through the precision targeting and the stable and flat delivery of the active ingredient when using the Diffusphere™ technology, versus the peaks and troughs seen with more traditional drug delivery methods.

The precision of Eupraxia's Diffusphere™ technology platform has the potential to augment and transform existing FDA-approved drugs to improve their safety, tolerability, efficacy and duration of effect. The potential uses in therapeutic areas may go beyond pain and inflammatory gastrointestinal disease, where Eupraxia currently is developing advanced treatments, to also be applicable in oncology, infectious disease and other critical disease areas.

Eupraxia's EP-104GI is currently in a Phase 1b/2 trial, the RESOLVE trial, for the treatment of EoE. EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. Eupraxia also completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to knee osteoarthritis. The trial met its primary endpoint and three of the four secondary endpoints. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

For investor and media inquiries, please contact:

James Meikle, Eupraxia Pharmaceuticals Inc.
236.330.7084
jmeikle@eupraxiapharma.com

or

Kevin Gardner, on behalf of:
Eupraxia Pharmaceuticals Inc.
617.283.2856
kgardner@lifesciadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.